GigaCloud Technology Inc
4388 Shirley Avenue
El Monte CA 91731

December 4, 2023

Division of Corporation Finance
Office of Trade & Services
Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	GigaCloud Technology Inc Form 20-F for Fiscal Year Ended December 31, 2022 File No. 001-41454
Attn:	Division of Corporation Finance Office of Trade & Services

VIA EDGAR
Dear Stephen Kim and Abe Friedman:
This letter sets forth the response of GigaCloud Technology Inc (the “Company”) to the comment (the “Comment”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated November 16, 2023 regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 24, 2023 (the “2022 Form 20-F”). For the Staff’s convenience, we have included herein the Comment in bold, and the Company’s response is set forth immediately below the Comment. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.
Form 20-F for Fiscal Year Ended December 31, 2022
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
(y) Segment Reporting, page F-29
1. It appears from your disclosures on pages 104, 105, and 110 that you service global marketplaces including the U.S., the U.K., Germany and Japan, and have warehouses in those countries along with corporate headquarters in China. Please revise your footnotes to provide required geographic information in accordance with ASC 280-10-50-41 or tell us why this information is not required.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that, the Company considered ASC 280-10-50-41(a) which requires disclosure of revenues from external customers attributed to the Company’s country of domicile and attributed to all foreign countries. However, it is impracticable for the Company to accurately attribute its revenues by country. The Company has globally-based customers, referring to Buyers and Sellers in the Company’s self-developed B2B ecommerce platform, GigaCloud Marketplace. The Company has the geographic information of the customers’ registration offices, however, they often do not accurately reflect customers’ operation locations. Moreover, for services that the Company provides in GigaCloud Marketplace, there does not exist a regional or geographically dispersed sales function for relative service revenues. As such, the Company believes that it is not meaningful to disclose revenue by geographic segmentation following ASC 280-10-50-41(a).
With regards to the requirements under ASC 280-10-50-41(b), the Company respectfully advises the Staff that, the significant majority of the Company’s long-lived assets (approximately 90%), which consist property and equipment and operating lease right-of-use assets, were located in the United States as of December 31, 2021 and 2022, and the long-lived assets that were located in other countries accounted for less than 10% of the Company’s total long-lived assets. The Company undertakes to disclose the geographic information in accordance with ASC 280-10-50-41(b) in the following manner in the future filings. Long-lived assets consist of property and equipment and operating lease right-of-use assets:
The geographic information for long-lived assets of the Company as of December 31, 2021 and 2022 is as follows:

	As of December 31,
	2021	2022
	($ in thousands)
The United States	10,060	144,504
Others	1,015	12,717
Total long-lived assets	11,075	157,221

*    *    *

If you have further questions or comments regarding, or require further information or clarification of, the response provided in this letter or if the Commission has any questions with respect to the 2022 Form 20-F, please contact the undersigned or Benjamin Su (Tel: +852 2912 2728 (work) or +852 9881 9371 (mobile)) of Latham & Watkins LLP. Questions pertaining to auditing matters may be directed to Ciro Wang, Partner at KPMG Huazhen LLP, at ciro.wang@kpmg.com or +86 (21) 2212-2478 (work) or +86 136-3633-6757 (cell). KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

GigaCloud Technology Inc

By:	/s/ Larry Lei Wu
Name: Larry Lei Wu
Title: Chief Executive Officer

cc:	Benjamin Su, Latham & Watkins LLP
Ciro Wang, Partner, KPMG Huazhen LLP